Exhibit (a)(5)(H)

For Immediate Release

Editorial Contact: Daphne Kent

614-726-4787

daphne.kent@quest.com

Investor Contacts: Thomas Patterson

949-754-8336

thomas.patterson@quest.com

Stephen Wideman

949-754-8142

stephen.wideman@quest.com

QUEST SOFTWARE ANNOUNCES

FINAL RESULTS OF MODIFIED DUTCH AUCTION TENDER OFFER

ALISO VIEJO, Calif., Dec. 16, 2008 – Quest Software, Inc. (Nasdaq: QSFT) today announced the final results of its previously announced modified “Dutch Auction” tender offer, which expired at 5:00 P.M., New York City Time, on Tuesday, December 9, 2008.

Quest has accepted for purchase 11,440,000 shares in the tender offer, at a price of $12.50 per share, for a total cost of $143,000,000, excluding fees and expenses related to the tender offer. Based on the depositary’s final count, a total of 15,640,339 shares, including 27,759 odd lot shares, were validly tendered in the tender offer at a price of $12.50 per share. Accordingly, the final proration factor for the offer was 73.1 percent. The 11,440,000 shares purchased in the tender offer represent 10.8% of the shares outstanding on December 9, 2008.

The shares to be purchased in the tender offer include the 9,656,000 shares Quest initially offered to purchase and 1,784,000 additional shares Quest has elected to purchase pursuant to the terms of the tender offer.

The depositary will promptly make payment for the shares accepted for purchase and will promptly return all other shares tendered and not purchased.

About Quest Software

Quest Software, Inc., a leading enterprise systems management vendor, delivers innovative products that help organizations get more performance and productivity from their applications, databases, Windows infrastructure and virtual environments. Quest also provides customers with client management through its ScriptLogic subsidiary and server virtualization management through its Vizioncore subsidiary. Through a deep expertise in IT operations and a continued focus on what works best, Quest helps more than 100,000 customers worldwide meet higher expectations for enterprise IT. Quest Software can be found in offices around the globe and at www.quest.com.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Quest. Quest has filed the tender offer materials with the SEC, including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents are available to all Quest shareholders at no expense to them. The tender offer materials are available for free at the SEC’s website at http://www.sec.gov. In addition, Quest shareholders may obtain a free copy of these documents from the information agent for the tender offer by mailing requests for such materials to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by emailing tenderoffer@mackenziepartners.com or calling (800) 322-2885.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, Quest files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quest at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Quest’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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Quest, Quest Software, and the Quest Software logo are registered trademarks of Quest Software, Inc. in the United States of America and other countries. Other trademarks and registered trademarks are property of their respective owners.